[TERADATA LETTERHEAD]

August 23, 2007

Mr. Mark Shuman

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3462

Facsimile: (202) 772-9210

Re:	ACCELERATION REQUEST

Teradata Corporation

Registration Statement on Form 10

Filed on May 10, 2007

Amended July 2, 2007 and August 21, 2007

Registration No. 001-33458

Mr. Shuman:

As indicated in our letter to you earlier today, Teradata Corporation has requested that the effective date of the above-referenced Registration Statement on Form 10 (the “Registration Statement”) be accelerated such that the Registration Statement becomes effective as soon as practicable. The board of directors of Teradata Corporation’s parent company, NCR Corporation, desires to effectuate the spin-off as soon as possible and, due to the significant size of NCR’s shareholder base, the distribution of the information statement to shareholders will need to be planned and coordinated well in advance of the spin-off.

We would be grateful if you could notify our legal advisor, Stephanie Seligman at Wachtell, Lipton, Rosen & Katz, at (212) 403-2225 when effectiveness has been granted.

Very truly yours,

By:  /s/ Margaret Treese

Margaret Treese

Assistant Secretary

Teradata Corporation

cc:	Stephanie Seligman